

January 13, 2012

Via E-mail
Scott D. Dorsey, CEO
ExactTarget, Inc.
20 North Meridian Street, Suite 200
Indianapolis, Indiana 46204

> **Re: ExactTarget, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on December 30, 2011**
> **File No. 333-178147**

Dear Mr. Dorsey:

We have reviewed your amended filing and have the following comments. References to prior comments are to those in our letter dated December 20, 2011.

General

1.   We are in receipt of your request for confidential treatment dated December 30, 2011 in connection with Exhibit 10.7. Comments, if any, will be issued in a separate letter. Any comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

Inside Front Cover Graphics

2.   We note your response to prior comment 2 and the information you have added to the bar graph appearing on the inside front cover page regarding your operating income and losses for the years 2008 to 2010. We believe this new disclosure is too small and limited to provide adequate context for your revenues illustrated in the graphic. Please modify the graph to include a separate bar illustrating operating income for each year for which you disclose your revenues, or remove the graph from the cover page.

Prospectus Summary, page 1

3.   We note your response to prior comment 3. At the beginning of the summary, include disclosure that prominently describes and quantifies the ownership and control that current stockholders and insiders will have and continue to exercise following the offering. Include a cross-reference to the relevant risk factor on page 30. Also, modify the heading of that risk factor to highlight the total percentage of voting control to be held by your officers, directors, and affiliate following the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, page 65

4.   We note that the market revenue multiple assumption utilized in connection with the contemporaneous third-party valuations of your common stock was based on the average revenue multiple of your selected similar publicly-held companies at each valuation date. Please consider revising your disclosure to include a supplemental discussion addressing the upward trend noted with these multiples from the earliest valuation to the most recent.

Business

Our Competitive Strengths

Corporate Culture Committed to Client Success, page 76

5.   Please supplementally provide us a copy of the results of First Person, Inc.'s survey of your employees. Also, as you refer to First Person, Inc. in the prospectus as the source of the data, file a written consent from the company as an exhibit or provide us with your analysis as to why a consent is not required. Refer to Securities Act Rule 436(a).

Principal Stockholders, page 116

6.   Please update your beneficial ownership table as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Financial Statements

Note (6) Redeemable Convertible Preferred Stock, page F-27

7.   We note your disclosure that each share of Series E, Series F and Series G preferred stock is convertible at any time, at the option of the holder, into shares of common stock determined by dividing the original issuance price by the conversion price. We also note your disclosure on page F-29 that each share of Series A, Series B and Series D preferred stock is convertible into common stock at the then-applicable conversion rate at any time at the option of the holder. Please tell us whether the conversion price or rate for each series of preferred stock is different than the one-for-one conversion rate as disclosed on page F-29, including whether there are any adjustments to the conversion rate based on the IPO price per share, and revise your disclosures as necessary.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
     Anne L. Benedict, Esq.
     Gibson Dunn & Crutcher LLP